Mail Stop 3561

May 17, 2007

David Murphy
Chief Financial Officer
Host America Corporation
Two Broadway
Hamden, Connecticut 06518-2697

> **Re:** **Host America Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 7, 2007**
> **File No. 333-140788**

Dear Mr. Murphy:

We have reviewed your responses to the comments in our letter dated March 20, 2007 and have the following additional comments.

<u>Prospectus Summary, page 1</u>

1. Please revise the summary section to briefly disclose the net proceeds from the Shelter Island Term Loan.

<u>Risks Related to the Offering and Our Common Stock, page 12</u>

2. Please add a risk factor to disclose the dilutive effects of the Shelter Island transaction. Refer to Item 503(c) of Regulation S-K.

<u>Shelter Island Term Loan, page 36</u>

3. Please revise the prospectus to disclose the information provided in your response to prior comments 2 and 4. To the extent it improves the readability and clarity of your disclosure, consider using footnotes comparable to those provided in your response to prior comment 2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3315.

Regards,

Hanna Teshome
Special Counsel

cc: Via Facsimile (303) 629-7610
        Adam D. Averbach, Esq.
        Berenbaum, Weinshienk & Eason, P.C.
        370 Seventeenth Street, 48th Floor
        Denver, Colorado 80202-5626